SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company (Issuer))

CONSOL Energy Inc.

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOL ENERGY INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Number of Classes of Securities)

P. JEROME RICHEY

Executive Vice President–Corporate Affairs, Chief Legal Officer and Secretary

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$ 966,572,259.75	$ 68,916.60

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation (“CNX Gas”) not beneficially owned by CONSOL Energy Inc., at a purchase price of $38.25 per Share, net to the seller in cash. On May 13, 2010, 151,069,930 Shares were outstanding, of which 125,800,067 are beneficially owned by CONSOL Energy Inc. Accordingly, this calculation assumes the purchase of 25,269,863 Shares.
+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $68,785.26

Filing party: CONSOL Energy Inc.

Form or registration No.: Schedule TO-T

Date filed: April 28, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 28, 2010 (the “Schedule TO”) by CONSOL Energy Inc., a Delaware Corporation (“CONSOL”). The Schedule TO relates to the offer by CONSOL to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation, a Delaware Corporation (“CNX Gas”) not owned by CONSOL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) Item 1 of the Schedule TO is amended as follows:

The section of the Offer to Purchase entitled “Summary Term Sheet” beginning on page 1 of the Offer to Purchase is hereby amended as follows:

(a) The following language is added as new language at the end of the penultimate sentence of page 1 of the Offer to Purchase:

“, which available cash is expected to include internally generated funds, borrowings under our credit facilities and/or proceeds from a recently completed offering of our common stock.”

(b) The second through fifth sentences of the first paragraph under “Summary Term Sheet—If I decide not to tender, how will this affect the offer and my shares of CNX Gas common stock?” on page 3 of the Offer to Purchase are hereby replaced with the following language:

“As of May 13, 2010, according to information provided by CNX Gas, there were 151,069,930 shares of CNX Gas common stock outstanding. As of May 13, 2010, CONSOL owns 125,800,067 shares of CNX Gas common stock. To CONSOL’s knowledge, CONSOL’s directors and officers and CNX Gas’ directors and officers collectively own 126,057,300 shares of CNX Gas common stock. Accordingly, for us to acquire any shares of CNX Gas common stock, stockholders of CNX Gas (other than CONSOL and its subsidiaries, its directors and officers and CNX Gas’ directors and officers) must have tendered into the offer, and not have properly withdrawn, as of the expiration of the offer, at least 12,506,316 shares of CNX Gas common stock.”

(c) The following language is added as a new sentence prior to the penultimate sentence of the second full paragraph on page 5 of the Offer to Purchase:

“On May 13, 2010, the last trading day prior to the filing of this amendment to the Schedule TO, the closing price of CNX Gas shares reported on the New York Stock Exchange was $38.17.”

(d) The following language is added immediately prior to “Whom can I call with questions about the offer” on page 5 of the Offer to Purchase:

“What are the principal advantages and disadvantages of the offer, the merger, and the going private transaction?

For unaffiliated stockholders of CNX Gas, the principal advantage of the offer and the merger is that they provide the opportunity for stockholders to obtain immediate liquidity for their shares of CNX Gas common stock on potentially more favorable terms than would otherwise be available due to the trading price of such shares prior to the announcement that CNX Gas was considering undertaking the offer. In addition, the offer provides such stockholders the opportunity to receive the offer price in cash expeditiously and the merger, which is intended to occur immediately following completion of offer, will provide stockholders who do not tender the opportunity to receive either the offer price in cash expeditiously or appraisal rights.

The principal disadvantages of the transactions for unaffiliated stockholders of CNX Gas are that, assuming completion of the offer and the merger, stockholders who tender their shares of CNX Gas common stock in the offer or have such shares converted into the right to receive cash in the merger will cease to participate in any future earnings or growth of CNX Gas and will not benefit from any increases in the overall value of CNX Gas. In addition, CONSOL intends to complete the merger immediately following completion of the offer. However, should CONSOL consummate the offer but not be able to complete the merger, the remaining public stockholders of CNX Gas may be negatively impacted by reduced liquidity in the market for CNX Gas common stock due to a decrease in the number of outstanding shares and the number of holders, and the decrease in publicly available information regarding CNX Gas that would result from a decision to cause CNX Gas to cease to be a reporting issuer or to delist CNX Gas common stock from the New York Stock Exchange. See Special Factors—Certain Effects of the Offer and the Merger.

Has CONSOL sought a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to unaffiliated stockholders of CNX Gas?

No, CONSOL has not sought such a report.

However, the board of directors of CONSOL has engaged Stifel Nicolaus & Company, Inc. to provide an opinion relating to the fairness to CONSOL of the consideration offered in the offer and the merger. See Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL. In addition, the board of directors of CNX Gas authorized the special committee formed by the board to respond to the offer on behalf of CNX Gas to engage a financial advisor. As disclosed in the Schedule 14D-9, Lazard Freres & Co. LLC, the financial advisor engaged by the special committee, has issued an opinion to the special committee that the offer price is fair, from a financial point of view, to unaffiliated holders of CNX Gas shares.

What effect will the offer and the merger have on the accounting treatment of CONSOL’s interest in CNX Gas?

As a result of the offer and the merger, CONSOL’s interest in CNX Gas’ net book value and net income or loss will increase to the extent of the number of shares of CNX Gas common stock that it acquires. Currently, CONSOL’s interest in CNX Gas’ net book value and net income are approximately 83.3%, based on the percentage of CNX Gas’ outstanding common stock owned by CONSOL.

(2) Item 4 of Schedule TO is hereby amended as follows:

(a) The second and third sentences of the first full paragraph on page 7 of the Offer to Purchase are hereby replaced with the following language:

“According to information provided by CNX Gas, as of May 13, 2010, there were 151,069,930 outstanding shares of CNX Gas common stock, and, based on information provided by the officers and directors, the persons listed in the prior sentence (including CONSOL) owned approximately 126,057,300 of such shares. Based on this information, CONSOL believes that the minimum condition will be satisfied if 12,506,316 shares of CNX Gas common stock are validly tendered in the offer (other than by any person described in the first sentence of this paragraph).”

(b) The following language is added as new language at the end of the third paragraph on page 8 of the Offer to Purchase:

”On April 20, 2010, all parties in the Delaware Actions submitted an agreed proposed order providing for consolidation of the Delaware Actions and the appointment of lead plaintiffs’ counsel to Vice Chancellor Laster of the Delaware Court of Chancery. Vice Chancellor Laster entered the proposed order on April 21, 2010. On April 29, 2010, the Chancery Court so-ordered a stipulation among the parties governing the production and exchange of confidential and highly confidential information. Pursuant to that order, documents have been produced in the consolidated Delaware Actions. Also on April 29, plaintiffs moved for a preliminary injunction against the tender offer. On May 7, 2010, the parties agreed and the Chancery Court entered a scheduling order setting forth a timetable for discovery and for briefing of plaintiffs’ motion for a preliminary injunction. The Court set a hearing on that motion on May 24, 2010.”

(c) The following language is added as new language at the end of the second paragraph under the heading “Special Factors—Certain Effects of the Offer and the Merger” on page 28 of the Offer to Purchase:

“CNX Gas is included in the consolidated federal income tax return of CONSOL, and the use of consolidated federal net operating loss carryforwards is not expected to be materially impacted by the offer or the merger. CONSOL did not structure the transaction in order to benefit from its effect on net operating loss carryforwards.”

(d) The following language is added as new language at the end of the first full paragraph on page 42 of the Offer to Purchase:

“In the event that a material change is made to the terms of the offer, the offer must remain open for at least five business days from the date that the material change is first published, sent, or given to security holders.”

(e) The following language is added as new language at the end of the penultimate paragraph on page 46 of the Offer to Purchase:

“Neither CONSOL nor CNX Gas will recognize gain or loss as a result of the offer or the merger, and the tax basis of CNX Gas’ assets will not change.”

(f) The following language is added as new language at the end of the third paragraph on page 60 of the Offer to Purchase:

“On April 20, 2010, all parties in the Delaware Actions submitted an agreed proposed order providing for consolidation of the Delaware Actions and the appointment of lead plaintiffs’ counsel to Vice Chancellor Laster of the Delaware Court of Chancery. Vice Chancellor Laster entered the proposed order on April 21, 2010. On April 29, 2010, the Chancery Court so-ordered a stipulation among the parties governing the production and exchange of confidential and highly confidential information. Pursuant to that order, documents have been produced in the consolidated Delaware Actions. Also on April 29, plaintiffs moved for a preliminary injunction against the tender offer. On May 7, 2010, the parties agreed and the Chancery Court entered a scheduling order setting forth a timetable for discovery and for briefing of plaintiffs’ motion for a preliminary injunction. The Court set a hearing on that motion on May 24, 2010.”

(3) Item 8 of Schedule TO is hereby amended as follows:

Schedule B of the Offer to Purchase is hereby amended by replacing the introductory paragraph, share ownership table and accompanying footnotes with the following:

“The following table sets forth the ownership of shares of CNX Gas common stock as of May 13, 2010, by CONSOL and, to the knowledge of CONSOL, certain related persons, including the executive officers of CONSOL and CNX Gas, and the securities transactions by those persons in shares of CNX Gas common stock during the 60 days prior to May 13, 2010:

Person	Number		Percentage of Outstanding Shares	Securities Transactions in Past 60 Days

CONSOL Energy Inc.	125,800,067	(1)	83.3%	—
J. Brett Harvey	15,625		*	—
Nicholas J. DeIuliis	450,249	(2)	*	—
William J. Lyons	11,416	(3)	*	(7)
Philip W. Baxter	98,583	(4)	*	—
Raj K. Gupta	21,440	(5)	*	—
John R. Pipski	22,902	(6)	*	(8)
James E. Altmeyer	31,140		*	—
Joseph T. Williams	23,996		*	—
Robert F. Pusateri	1,600		*	—
P. Jerome Richey	2,000		*	—
Robert P. King	1,000		*	—
CONSOL and listed individuals as a group	126,480,018		83.7%	—

*	Less than 1%.
(1)	CONSOL has pledged its shares of CNX Gas common stock (including any shares it would acquire in the future under the options granted to it in the Master Separation Agreement) to a collateral trustee for the ratable benefit of the lenders that participate in CONSOL’s $1.5 billion revolving credit agreement, and the holders and trustee with respect to CONSOL’s 7.875% notes due March 1, 2012 in the principal amount of approximately $250,000,000. If CONSOL were to become in default on any of its obligations under these debts, the trustee may exercise various remedies with respect to the pledged stock, including, (i) transfer into its own name, or into the name of its nominee, all or any part of the shares, (ii) take control of, and manage all or any of, the shares, (iii) apply any monies, including cash dividends and income from the shares to the payment of debt, and (iv) after ten (10) days’ advance notice to CONSOL, sell, assign, give an option or options to purchase or otherwise dispose of the shares or any part thereof at public or private sale. Under the Master Separation Agreement CONSOL has the right to purchase shares of CNX Gas capital stock in order to maintain a percentage ownership in CNX Gas capital stock of at least eighty percent (80%) for tax consolidation purposes, as well as to engage in a tax-free spinoff of CNX Gas.
(2)	Includes options to purchase 444,249 shares which are currently exercisable.
(3)	Includes 4,687 shares held jointly by Mr. Lyons and his wife and 6,729 shares held in CONSOL’s 401(k) defined contribution plan.
(4)	Includes 23,750 shares held by the Philip W. Baxter Trust, of which Mr. Baxter is a trustee, and options to purchase 10,173 shares of common stock which are currently exercisable.
(5)	Includes 6,000 shares held jointly by Mr. Gupta and his spouse and options to purchase 2,544 shares of common stock which are currently exercisable.
(6)	Includes 4,637 shares held as deferred compensation in a deferred account and options to purchase 2,544 shares which are currently exercisable.
(7)	Under the CONSOL Energy Inc. Investment Plan for Salaried Employees, the following automatic ordinary course contributions were made on behalf of Mr. Lyons:

Transaction Date	Amount	Shares	Reinvestment Price
3/12/2010	$3,946.15	150.5884	$26.20
3/26/2010	$3,946.15	103.9283	$37.97
4/9/2010	$3,946.15	103.5169	$38.12
4/23/2010	$3,946.15	103.1161	$38.27
5/7/2010	$3,946.15	103.1899	$38.24

(8)	On May 4, 2010, the board of directors of CNX Gas awarded Mr. Pipski 3,139 shares restricted stock units of CNX Gas, which will be converted into CONSOL restricted stock units in the merger if the merger is consummated. These restricted stock units will vest one year from the date of issuance.”

(4) Item 5 of Schedule TO and Item 5 of Schedule 13E-3 are hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—Interests of Certain Persons in the Offer and the Merger” is hereby amended as follows:

(a) The following is inserted as new language at the bottom of page 30 of the Offer to Purchase:

“The following table summarizes, as of May 13, 2010, with respect to each CNX Gas director and executive officer, the number of shares of CNX Gas common stock that each such individual owns and the value of such shares based on the consideration offered to CNX Gas stockholders in the offer ($38.25 per share):”

Name	Shares of CNX Gas Common Stock (#)	Aggregate Value Based on $38.25/Share ($)
J. Brett Harvey, Chairman of the Board and Chief Executive Officer	15,625	597,657
Philip W. Baxter, Director	88,410	3,381,683
Raj K. Gupta, Director	18,896	722,772
John R. Pipski, Director	—	—
Nicholas J. DeIuliis, President and Chief Operating Officer	6,000	229,500
Robert P. King, Executive Vice President — Business Advancement and Support Services	1,000	38,250
William Lyons, Executive Vice President and Chief Financial Officer	11,416	436,662
Robert F. Pusateri, Executive Vice President — Energy Sales and Transportation Services	1,600	61,200
P. Jerome Richey, Executive Vice President, Corporate Affairs, Chief Legal Officer and Secretary	2,000	76,500

(b) The first sentence on page 31 under the subheading “Interlocking Directors and Officers” is hereby replaced with the following language:

“The board of directors of CNX Gas consists of four directors, Philip W. Baxter, Raj K. Gupta, J. Brett Harvey and John R. Pipski, all of whom, other than Mr. Pipski, are also directors of CONSOL.”

(c) The following is inserted as new language after the first paragraph under the subheading “Vested Stock Options” on page 31:

“The following table summarizes, as of May 13, 2010, with respect to each CNX Gas director and executive officer, the aggregate, positive difference in value between $38.25 and the per share exercise prices (the “Spread Value”) of the options to purchase shares of CNX Gas common stock held by each such director and executive officer:”

Name	Shares of CNX Gas Common Stock Subject to Options (#)	Aggregate Spread Value of Unvested Options ($)
J. Brett Harvey, Chairman of the Board and Chief Executive Officer	—	—
Philip W. Baxter, Director	10,173	99,187
Raj K. Gupta, Director	2,544	24,804
John R. Pipski, Director	2,544	24,804
Nicholas J. DeIuliis, President and Chief Operating Officer	444,249	7,849,941
Robert P. King, Executive Vice President—Business Advancement and Support Services	—	—
William Lyons, Executive Vice President and Chief Financial Officer	—	—
Robert F. Pusateri, Executive Vice President—Energy Sales and Transportation Services	—	—
P. Jerome Richey, Executive Vice President, Corporate Affairs, Chief Legal Officer and Secretary	—	—

(d) The first sentence under the subheading “Restricted Stock Units” on page 31 is hereby replaced with the following language:

“As of May 13, 2010, CNX Gas director John R. Pipski holds 3,139 CNX Gas restricted stock units and 4,637 shares of CNX Gas, which resulted from the vesting of his CNX Gas restricted stock units, and are held as deferred compensation in a deferred account.”

(e) The paragraph under the subheading “Severance Pay Plan for Salaried Employees” beginning on page 31 is hereby replaced with the following language:

“Eligible employees of CNX Gas are entitled to benefits under the CONSOL Energy Inc. Severance Pay Plan upon completion of one year of continuous service with CNX Gas, CONSOL or other participating employers (collectively, the “Participating Employers”). Pursuant to the plan, upon termination, an employee of a Participating Employer is entitled to one week’s compensation for each completed full year of continuous service, up to a maximum of 25 weeks’ compensation, subject to the plan’s reemployment provisions. Benefits under the plan do not apply under several circumstances, including where the employee is terminated for cause or resigns, or where an individual’s employment ends in connection with the sale of a Participating Employer’s business and the individual is offered employment by the purchaser (or its affiliate). Employees will not be entitled to severance under this plan unless and until such person executes, and does not revoke, a release, deemed satisfactory by the Participating Employer, waiving any and all claims against the Participating Employer, its affiliates and subsidiaries and all related parties. Notwithstanding the foregoing, a termination of an executive officer’s position with CNX Gas would not give rise to severance payments under the plan if the individual continues as an employee of CONSOL (and all of the executive officers of CNX Gas are currently employees of CONSOL, not CNX Gas).”

(f) The section of the Offer to Purchase entitled “Special Factors—Background of the Offer” is hereby replaced with the following language:

“Formation of CNX Gas

On June 21, 2005, the board of directors of CONSOL (the “CONSOL Board”) authorized the formation of CNX Gas for the purpose of conducting CONSOL’s gas exploration, development and production activities (the “E&P Business”). The CONSOL Board undertook the separation of the E&P Business to meet the following objectives, among others: (i) achieving a higher public market valuation for the E&P Business than the CONSOL Board believed could be achieved if the E&P Business remained part of CONSOL; (ii) allowing the E&P Business to take advantage of its own capital and borrowing capability, rather than competing for capital with CONSOL’s other businesses, including CONSOL’s coal production business; (iii) expanding gas production from the E&P Business’s proven reserves and unproven acreages; and (iv) allowing the E&P Business’s senior personnel to focus solely on the growth and operation of the E&P Business.

CNX Gas was formally incorporated on June 30, 2005 and, on that date, 100 shares of its common stock, $0.01 par value, representing all of CNX Gas’ outstanding shares of common stock, were issued to Consolidation Coal Company, a wholly owned subsidiary of CONSOL. On August 8, 2005, CONSOL contributed or leased to CNX Gas substantially all of the assets of the E&P Business, including all of CONSOL’s rights to coal bed methane associated with 4.5 billion tons of coal reserves owned or controlled by CONSOL. In exchange for CONSOL’s contribution of the E&P Business to CNX Gas, CNX Gas issued to Consolidation Coal Company an additional approximately 122.9 million shares of CNX Gas common stock. In connection with the closing of the contribution transactions, CONSOL and CNX Gas entered into various operating and service agreements. For information regarding these agreements, please see Special Factors—Certain Relationships Between CONSOL and CNX Gas beginning on page 32.

In August 2005, CNX Gas completed a private offering of 27.9 million shares of its common stock at a price of $16 per share pursuant to exemptions from registration under Rule 144A, Regulation S and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). The net proceeds of the private offering, which were approximately $420.2 million, were used by CNX Gas to pay a special dividend to CONSOL. Upon completion of the offering, CONSOL owned approximately 81.5% of the outstanding common stock of CNX Gas.

In connection with the offering, CNX Gas and Friedman, Billings, Ramsey & Co., Inc., as placement agent and initial purchaser, entered into a registration rights agreement requiring CNX Gas to file a shelf registration statement registering the shares sold in the private offering. On August 12, 2005, pursuant to the registration rights agreement, a registration statement was filed by CNX Gas with the SEC. The registration statement, as amended, was declared effective by the SEC on January 18, 2006. CNX Gas common stock began trading on the New York Stock Exchange on January 19, 2006. For trading information with respect to CNX Gas common stock, see The Tender Offer—Price Range of CNX Gas Shares; Dividends on CNX Gas Shares beginning on page 48.

During July and August 2007, CONSOL purchased 372,000 additional shares of CNX Gas common stock in open market purchases for aggregate consideration of approximately $10 million, increasing its aggregate ownership of the outstanding CNX Gas common stock to approximately 81.7%. These purchases were made in the open market at prevailing market prices and were not part of any transaction, plan or scheme to purchase all outstanding shares of CNX Gas or to otherwise take CNX Gas private.

2008 Exchange Offer

On January 28, 2008, the CONSOL Board authorized an exchange offer in which CONSOL would seek to acquire all of the outstanding shares of CNX Gas common stock that CONSOL did not then own, at an exchange ratio of 0.4425 shares of CONSOL common stock for each share of CNX Gas common stock. This consideration represented an equivalent purchase price of approximately $33.70 per share based on the closing price of CONSOL’s common stock on January 28, 2008, the last trading day prior to the day on which CONSOL publicly announced its intention to undertake the exchange offer. The CONSOL Board determined to undertake the exchange offer because, among other reasons, acquiring all of the outstanding shares of CNX Gas common would further CONSOL’s energy asset diversification strategy.

On January 29, 2008, CONSOL issued a press release announcing the exchange offer. On February 28, 2008, CONSOL filed a registration statement in connection with the exchange offer.

Following the public announcement of the exchange offer, certain CNX Gas stockholders, including T. Rowe Price Associates, Inc. (“T. Rowe”), contacted members of CONSOL’s management team and/or representatives of CONSOL and indicated that they would be unwilling to tender their shares into the exchange offer unless the consideration was increased. In addition, stock market volatility, including volatility in the trading price of CONSOL’s common stock, made it difficult to accurately assess the value of the consideration to be received in the proposed exchange offer. As a result of these factors, on March 25, 2008 the CONSOL Board determined not to proceed with the proposed exchange offer. Following this decision, CONSOL issued a press release announcing the decision not to proceed and thereafter withdrew the registration statement related to the exchange offer.

Period Between the Prior Exchange Offer and the Dominion Transaction

During October, November and December of 2008, CONSOL purchased 2,531,400 additional shares of CNX Gas common stock for aggregate consideration of approximately $67 million, increasing its aggregate ownership of the outstanding CNX Gas common stock to approximately 83.3%. These purchases were made in the open market at prevailing market prices and were not part of any transaction, plan or scheme to purchase all outstanding shares of CNX Gas or to otherwise take CNX Gas private. CONSOL has not purchased any shares of CNX Gas common stock since December 2008.

In January 2009, certain operational and managerial changes were implemented by CONSOL and CNX Gas in an effort to increase efficiency and reduce costs for both companies. In connection with these changes, the board of directors of CNX Gas (the “CNX Gas Board”) reduced its size from eight to five directors (including James E. Altmeyer, Sr., a director of CONSOL, Philip W. Baxter, a former director of CONSOL, Raj Gupta, a director of CONSOL, J. Brett Harvey, the Chief Executive Officer of CNX Gas and CONSOL, and John R. Pipski, the sole independent director). Concurrently, Mr. Harvey was appointed to the position of Chairman and Chief Executive Officer of CNX Gas and Mr. DeIuliis, who was President and Chief Executive Officer of CNX Gas, became the President and Chief Operating Officer of CNX Gas and Executive Vice President and Chief Operating Officer of CONSOL. In addition, Robert F. Pusateri was appointed Executive Vice President—Energy Sales and Transportation Services of both CONSOL and CNX Gas, William Lyons, who was Chief Financial Officer of CNX Gas, was appointed to the additional position of Executive Vice President of CNX Gas, Robert P. King was appointed Executive Vice President—Business Advancement and Support Services of CONSOL and CNX Gas, and P. Jerome Richey was appointed Executive Vice President—Corporate Affairs and Chief Legal Officer of both CONSOL and CNX Gas.

Mr. Altmeyer resigned from the CNX Gas Board in April 2009 and the vacancy was not filled as the size of the CNX Gas Board was reduced to four. In connection with these operational and managerial changes, the CNX Gas Board dissolved its compensation, finance and nominating and corporate governance committees, electing to rely on the “controlled company” exemption under the New York Stock Exchange listing standards.

Between the March 25, 2008 termination of the exchange offer and early March 2010, from time to time, representatives of CONSOL and/or its senior management held meetings with certain significant stockholders of CNX Gas, and also attended social occasions at which significant stockholders of CNX Gas were present. At some of these meetings and social occasions, among other things, the businesses of CONSOL and CNX Gas were discussed with the significant stockholders, including T. Rowe. During some of these discussions, the possibility of a renewed effort by CONSOL to acquire all of the outstanding shares of CNX Gas that it did not currently own was raised, although no formal proposals were made by CONSOL or its representatives.

On March 9, 2010, at an investment conference that CONSOL and T. Rowe were both attending, Mr. DeIuliis and Daniel Zajdel, Vice President—Investor Relations for CONSOL and CNX Gas met with representatives of T. Rowe including John Wakeman, a Vice President of T. Rowe and Brian Berghuis, a T. Rowe Portfolio Manager, at the request of T. Rowe, to discuss the business of CONSOL. At this meeting, during a general discussion of the business of CONSOL and its plans for CNX Gas, the possibility was raised of CONSOL acquiring all of the shares of CNX Gas common stock held by T. Rowe. T. Rowe’s representatives expressed a desire to develop a process and timeframe for discussions to determine whether an agreement could be reached in that regard. T. Rowe’s representatives also indicated that they thought a price in the mid-$40 per share range could be acceptable to T. Rowe, with some form of price protection as they were assuming that the consideration would be comprised in whole or in part of CONSOL common stock. They noted that they would need to speak with other portfolio managers at T. Rowe, and that they could not commit to any discussions over price at that time. Mr. DeIuliis indicated his support for developing a process and timeframe for discussions but, noting that he could not speak for the CONSOL Board and had no authority to negotiate, indicated that he personally thought a price of up to $40 per share might be acceptable, with CONSOL common stock as the consideration and without any price protection. He therefore suggested that the T. Rowe representatives contact the Chief Executive Officer of CONSOL to discuss the matter further.

On March 11, 2010, Mr. Wakeman sent a facsimile to Mr. DeIuliis which asked questions about the business of CNX Gas and set forth T. Rowe’s views regarding the possible purchase by CONSOL of T. Rowe’s shares of CNX Gas in the price range of $40 to $42.50 per share. On March 12, 2010, Mr. Wakeman sent an email message containing several questions that T. Rowe would want answered before considering a possible purchase of T. Rowe’s shares of CNX Gas by CONSOL to Mr. DeIuliis. CONSOL did not respond to either of these communications. These communications assumed that the consideration would primarily be CONSOL common stock.

During this period, CONSOL did not make any formal proposals to acquire the shares of CNX Gas that CONSOL did not already own nor did the CONSOL Board consider authorizing any such proposal.

Announcement of the Dominion Transaction

On March 15, 2010, CONSOL publicly announced that it had entered into an agreement with Dominion Resources, Inc. (“Dominion”) to acquire certain oil and gas exploration and production assets of Dominion in the Appalachian basin for approximately $3.475 billion in cash (the “Dominion Transaction”).

In connection with its consideration of the Dominion Transaction, the CONSOL Board considered whether to offer the Dominion Transaction to CNX Gas pursuant to CNX Gas’ right of first refusal to participate in proposed transactions to be entered into by CONSOL involving natural gas assets within the United States. See — Certain Relationships Between CONSOL and CNX Gas beginning on page 32. The CONSOL Board determined, in consultation with its legal and financial advisors, that CNX Gas would be unable to exercise its right of first refusal because it lacked the financial resources and access to the capital markets to complete the Dominion Transaction upon the terms required by Dominion, including with respect to timing and certainty of financing. The CONSOL Board further noted that CNX Gas would be unable to raise the necessary capital through the issuance and sale of equity, due to CONSOL’s right to veto any issuances of CNX Gas capital stock that would result in CONSOL owning less than 80% of any class of CNX Gas’ capital stock, and CONSOL’s unwillingness to permit such issuances. For these reasons, the Dominion Transaction was not offered to CNX Gas pursuant to the right of first refusal.

In connection with their consideration of the Dominion Transaction, the CONSOL Board also considered how best to facilitate the combined operations of CNX Gas and the assets that would be acquired in the Dominion Transactions. The potential alternatives considered included, among others, a farmout of the Dominion assets to CNX Gas, contracting with CNX Gas for the operation of the Dominion assets, or the acquisition by CONSOL of all of the outstanding shares of CNX Gas common stock that CONSOL did not then own. The CONSOL Board concluded that the choice among such options required further consideration. Therefore, in the March 15, 2010 press release announcing the Dominion Transaction, CONSOL stated that it was “evaluating a range of structural alternatives to facilitate the operation and development of the acquired assets including, among other things, consideration of the acquisition by CONSOL of the shares of CNX Gas common stock that it does not already own.”

On March 15, 2010, Mr. Richey, Executive Vice President—Corporate Affairs and Chief Legal Officer of both CONSOL and CNX Gas, called Mr. Pipski to notify him of the Dominion Transaction.

Discussions with T. Rowe Following Announcement of the Dominion Transaction

On March 16, 2010, the day following public announcement of the Dominion Transaction, Shawn Driscoll, an analyst at T. Rowe, contacted Mr. Zajdel to request a meeting to discuss the Dominion Transaction and other matters regarding CNX Gas. Thereafter, on March 19, 2010, Mr. Harvey and Mr. Richey, Chief Legal Officer of CONSOL and CNX Gas, met with T. Rowe, represented at the meeting by Mr. Wakeman, Mr. Berghuis, Tim Parker, David Giroux, John Linehan, John Gilner and Shawn Driscoll. At the meeting, representatives of T. Rowe asked CONSOL to confirm whether CONSOL was still interested in purchasing its shares of CNX Gas common stock. At the time, T. Rowe indicated that it beneficially owned on behalf of its clients approximately 9.5 million shares of CNX Gas common stock, or approximately 37% of the outstanding shares not owned by CONSOL. T. Rowe also beneficially owned approximately 11.8 million shares in CONSOL. Mr. Harvey stated that CONSOL would only consider purchasing T. Rowe’s shares in connection with a transaction open to all of CNX Gas’ stockholders, and the representatives of T. Rowe indicated that they had a similar perspective. Representatives of T. Rowe stated that they believed an appropriate price would be between $42 and $50 per share. The representatives of CONSOL stated that they believed a lower price was appropriate, based on the recent prevailing market price of CNX Gas shares. CONSOL’s representatives expressed a willingness, subject to negotiation of a definitive agreement, to request authorization from the CONSOL board to seek to acquire the shares of CNX Gas common stock held by T. Rowe for $35 per share in cash in a tender offer made to all public shareholders. Following further discussion, CONSOL’s representatives raised their proposed price (subject to CONSOL board approval and other conditions) to $37 per share in cash. T. Rowe stated that they were seeking a minimum price of $40 per share. The parties then turned to a discussion of the Dominion Transaction, before resuming discussion, at T. Rowe’s request, of a possible purchase of T. Rowe’s shares of CNX Gas stock by CONSOL. At that time, T. Rowe indicated that it would be willing to tender its shares into a tender offer by CONSOL for all of the outstanding shares of CNX Gas common stock so long as the tender offer was for a price of not less than $38.25 per share in cash. Mr. Harvey indicated that this was a transaction that he would be willing to present to the CONSOL Board and indicated that he would have his counsel send a draft agreement to T. Rowe’s counsel as a basis for negotiation. The proposed transaction was subject to the negotiation of definitive documentation with respect to the agreement to tender, as well as the approval of the CONSOL Board and other conditions to be set forth in the definitive agreement.

On March 19, 2010, a representative of Wachtell, Lipton, Rosen & Katz, counsel to CONSOL (“Wachtell Lipton”), circulated a draft tender agreement to Alston & Bird, counsel to T. Rowe (“Alston & Bird”). Following distribution of this initial draft, the representatives of Wachtell Lipton and Alston & Bird discussed the proposed draft, including the conditions to CONSOL’s obligation to launch a tender offer and T. Rowe’s need to differentiate between shares over which it did or did not exercise discretionary authority. Following these discussions it was agreed that CONSOL would be obligated to launch the tender offer no later than May 5, 2010. Revised drafts of the tender agreement were circulated on March 20 and March 21 as the parties negotiated the circumstances pursuant to which T. Rowe would be willing to tender its CNX Gas shares to CONSOL.

CONSOL Board Meeting to Consider T. Rowe Agreement

A special telephonic meeting of the CONSOL Board was held on March 20, 2010, with representatives of CONSOL management, Wachtell Lipton and Stifel, Nicolaus & Company, Inc. (“Stifel Nicolaus”), CONSOL’s financial advisor, in attendance. At the meeting, Mr. Harvey updated the directors regarding his discussions with T. Rowe and discussed the terms of the proposed transaction. Representatives of CONSOL’s management then discussed the merits of the proposed transaction, including their belief that the proposed transaction would benefit CONSOL’s results of operations and strategic position, both by contributing to CONSOL’s overall goal of energy diversification and by facilitating the integration into CONSOL of the assets and business being acquired in the Dominion Transaction. CONSOL management further advised the directors that acquiring the outstanding CNX Gas shares would reduce administrative complexity and expenses, including by eliminating the need to maintain two separate public company reporting entities.

Following management’s presentation, the representatives of Stifel Nicolaus presented an analysis of the proposed offer price of $38.25 per share, referring to presentation materials that had been distributed to the directors. A copy of the presentation is included as Exhibit (c)(1) to the Schedule TO. Stifel Nicolaus stated that, on the basis of its presentation, it was prepared to deliver a written opinion to the CONSOL Board with respect to the fairness to CONSOL, from a financial point of view, of the offer price in connection with the offer and the subsequent merger. Stifel Nicolaus further addressed certain considerations from the point of view of the unaffiliated stockholders of CNX Gas. Factors considered included the fact that the consideration for the proposed tender offer would be paid entirely in cash, the proposed offer price of $38.25 per share represented a premium to the current market price of shares of CNX Gas, and the fact that CNX Gas’s common stock was currently relatively illiquid for a publicly traded stock. A copy of Stifel Nicolaus’ discussion points, which was distributed to the directors of CONSOL, is included as Exhibit (c)(2) to the Schedule TO. Representatives of Wachtell Lipton then reviewed the terms of the proposed tender agreement, a summary of which had been previously distributed to the directors, and advised the directors on legal matters pertaining to the tender agreement and the tender offer.

Following further discussion, the CONSOL Board unanimously approved authorizing management to enter into the proposed tender agreement, with the understanding that the CONSOL Board would have a subsequent meeting to authorize the commencement of the contemplated tender offer.

Following the special meeting of the CONSOL board, representatives of Wachtell Lipton and Alston & Bird finalized the terms of the tender agreement. On March 21, 2010, CONSOL and T. Rowe executed the tender agreement, which is included as Exhibit (d)(1) to the Schedule TO (the “Tender Agreement”). See — Transactions and Arrangements Concerning the Shares.

On March 21, 2010, CONSOL issued a press release announcing the entry into the Tender Agreement.

Formation of the CNX Gas Special Committee

Following the public announcement of the Tender Agreement, Mr. Lyons, Chief Financial Officer of CONSOL and CNX Gas, and Mr. Pipski discussed the terms of the Tender Agreement, including the conditions to CONSOL’s obligation to commence the tender offer. Mr. Lyons informed Mr. Pipski that CONSOL expected these conditions to be satisfied on or before the end of April 2010 and that CONSOL expected to launch the tender offer on or before May 5, 2010.

Mr. Lyons further explained that after CONSOL commenced the tender offer, the CNX Gas Board would need to determine how to respond to the offer, and that CNX Gas would be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) announcing its position with respect to the offer within ten business days of the date that CONSOL commenced the offer. Mr. Lyons informed Mr. Pipski that while the CNX Gas Board was not required to do so, the CNX Gas Board might wish to consider forming a special committee consisting of Mr. Pipski as the sole independent director in order to make the recommendation in the Schedule 14D-9. Mr. Lyons also informed Mr. Pipski that the special committee would be free to retain its own legal counsel and financial advisor to assist it in formulating its recommendation. Mr. Lyons and Mr. Pipski also discussed the importance of forming a special committee in advance of CONSOL’s launch of the tender offer to allow the special committee sufficient time to complete its analysis.

On March 29, 2010, March 30, 2010, April 12, 2010 and April 13, 2010, a total of five putative class action lawsuits were filed in connection with the proposed tender offer by CONSOL for the shares of CNX Gas common stock not owned by CONSOL. Three of the suits were filed in the Delaware Court of Chancery and two were filed in the Court of Common Pleas of Washington County, Pennsylvania. Each of the five lawsuits names CONSOL as a defendant. Four of the lawsuits name additional defendants, including CNX Gas and Mr. Pipski. See The Tender Offer—Certain Legal Matters; Regulatory Approvals—Stockholder Litigation.

On April 9, 2010 Mr. Pipski informed Mr. Harvey that he believed the CNX Gas Board should form a special committee and that he would seek to engage Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) to serve as its legal advisor and Lazard Frères & Co. LLC (“Lazard”) to serve as its financial advisor. Mr. Pipski requested that the CNX Gas Board seek to add one or more additional independent directors to the CNX Gas Board, and for such director to be considered for membership on the special committee. Mr. Pipski further requested that a meeting of the CNX Gas Board be held as soon as practicable in order to allow him to begin his analysis of the tender offer.

A special meeting of the CNX Gas Board was held on April 15, 2010, by teleconference, with representatives of CNX Gas, CONSOL management and Wachtell Lipton in attendance. At the meeting, Mr. Harvey updated the directors regarding his discussions with Mr. Pipski and discussed the possible role of a special committee of the CNX Gas Board in responding to a tender offer by CONSOL. The directors then discussed whether they should form a special committee to respond on their behalf to the tender offer, the potential composition of a special committee and its role in the process. The directors were informed that the special committee would be empowered to conduct its work without any involvement of or input from the remainder of the CNX Gas Board. Following further discussion, the CNX Gas Board unanimously approved the formation of a special committee consisting of Mr. Pipski. The special committee was delegated power and authority to determine CNX Gas’ position with respect to the proposed offer and to advise the CNX Gas’ shareholders as to whether CNX Gas recommends acceptance or rejection of such offer (or expresses no opinion, remains neutral or is unable to take a position), to engage legal and financial advisors, to review and evaluate the tender offer and prepare and file with the SEC the Schedule 14D-9. The CNX Gas Board approved a payment of $150,000 to Mr. Pipski for his service on the special committee, and noted that payment of such compensation was not contingent on the special committee reaching any particular conclusion with respect to its recommendation. Mr. Harvey noted that CONSOL remained unwilling to sell its shares of CNX Gas common stock and was unwilling to negotiate the proposed offer price, and that, as a result, the role of the special committee was limited to the evaluation of the tender offer and would not include the consideration of alternative transactions. Further, the CNX Gas Board was informed that the tender offer would not be conditioned on the favorable recommendation of the special committee. The CNX Gas Board did not take any action with respect to Mr. Pipski’s request to expand the size of the CNX Gas Board or to appoint additional directors so that they could be considered for membership on the special committee.

Following adjournment of the CNX Gas Board meeting, the newly constituted special committee formally retained Skadden Arps as its legal advisor and Lazard as its financial advisor.

On April 16, 2010, Mr. Pipski requested that the CNX Gas Board expand the authority delegated to the special committee to include the full powers and authority of the CNX Gas Board with respect to the proposed transaction.

A special meeting of the CNX Gas Board was held on April 21, 2010, by teleconference, to discuss Mr. Pipski’s request. Mr. Richey, Stephen W. Johnson, Senior Vice President and General Counsel of CONSOL and CNX Gas, and Wachtell Lipton were in attendance. The directors were informed that CONSOL remained unwilling to sell its shares of CNX Gas common stock and was unwilling to negotiate the proposed offer price, and that the special committee would therefore be unable to explore alternative strategic transactions for CNX Gas. Mr. Pipski stated that he believed, as a matter of good corporate governance, that the full powers and authority of the CNX Gas Board with respect to the proposed transaction should be delegated to the special committee. After further discussion in which Mr. Pipski participated, the directors (other than Mr. Pipski) concluded that the role of the special committee should remain limited to the evaluation of the proposed offer. In a letter to Mr. Pipski dated April 22, 2010, Mr. Harvey reiterated that the special committee was free, in its sole and absolute discretion, to recommend rejection of the proposed offer by CNX Gas’ stockholders.

On April 22, 2010, CONSOL provided to the special committee and its advisors, pursuant to their request, the CNX Gas December 2009 Profit Objective/Long Range Plan for 2010 projections that were approved by the CONSOL Board and the CNX Board in December 2009. CONSOL also provided a 2009 Year End reserve report for CNX Gas’ proved reserves that was run on forward strip prices as of April 23, 2010. The material portions of such information are included under —Financial Projections.

CONSOL Board Meeting Approving the Tender Offer

On April 23, 2010, a special meeting of the CONSOL Board was held, by teleconference, to consider whether to authorize management to commence the offer. Representatives of CONSOL management, Wachtell Lipton and Stifel Nicolaus were in attendance. At the meeting, Mr. Harvey discussed the proposed terms of the offer, and updated the CONSOL Board on developments since the March 20, 2010 board meeting. Representatives of CONSOL’s management then discussed the proposed transaction, reaffirming their statements from the March 20, 2010 board meeting that they believed the proposed offer and subsequent merger would benefit CONSOL’s results of operations and strategic position.

Following management’s presentation, the representatives of Stifel Nicolaus presented an analysis of the proposed offer price of $38.25 per share, referring to presentation materials that had been distributed to the directors. A copy of the presentation is included as Exhibit (c)(3) to the Schedule TO. Stifel Nicolaus stated that, on the basis of its presentation, it was prepared to deliver a written opinion to the CONSOL Board with respect to the fairness to CONSOL, from a financial point of view, of the offer price in connection with the offer and the subsequent merger. Representatives of Wachtell Lipton then reviewed the terms of the tender offer, the subsequent merger and the related documentation, portions of which had been previously distributed to the directors, and advised the directors on legal matters pertaining to the tender offer and the subsequent merger.

Following further discussion, including discussion of the reasons set forth under —Purpose of and Reasons for the Offer; Plans for CNX Gas After the Offer and the Merger; Consideration of Alternatives beginning on page 15, the CONSOL Board unanimously approved authorizing management to commence the offer.

On April 26, 2010, at the request of the special committee, representatives of CONSOL and CNX Gas management, including Mr. Harvey, Mr. DeIuliis, and Mr. Lyons, met with representatives of Lazard and Skadden Arps at CONSOL’s headquarters. Mr. Lyons provided detailed explanations regarding the projections previously provided and answered questions from the representatives of Lazard regarding the underlying assumptions. Mr. Lyons confirmed that the projections were the most recent and only current projections of CONSOL and CNX Gas and had been adopted and approved, respectively, by the CONSOL Board and the CNX Gas Board in December 2009. Each of Mr. Harvey, Mr. DeIuliis and Mr. Lyons and other members of senior management provided background regarding the negotiation of the Dominion Transaction, including the decision by the CONSOL Board on March 5 regarding whether to offer the Dominion Transaction to CNX Gas pursuant to CNX Gas’ right of first refusal to participate in proposed transactions to be entered into by CONSOL involving natural gas assets within the United States. See — Certain Relationships Between CONSOL and CNX Gas beginning on page 32. Senior management also described the negotiation of the offer price and Tender Agreement with T. Rowe. Lazard requested, and CONSOL later provided, an update on the reserve report already provided by CONSOL to account for natural gas prices and reserves by specific area, information on the Marcellus development and Virginia CBM programs and other information requested by Lazard in order to conduct its analysis of the offer price.

Post-Commencement Actions

On April 28, 2010, CONSOL commenced the offer and filed the Schedule TO with the SEC and issued a press release announcing commencement of the offer. On April 28, 2010, at the request of the special committee, CNX Gas issued a press release requesting that its stockholders defer making a determination whether to accept or reject the tender offer until the special committee had announced its position.

On April 28, 2010, a representative of CONSOL provided to a representative of Lazard requested clarification on royalty interest gas sales.

On April 30, 2010, representatives of Skadden Arps requested information from representatives of Wachtell Lipton on the services agreement by and among CONSOL, the Company and each of their respective subsidiaries, dated April 1, 2010 (the “April 1, 2010 Services Agreement”), including: (i) compensation paid and payable to CNX Gas pursuant to the April 1, 2010 Services

Agreement and (ii) management’s view on how long it expected such agreement to remain in effect.

On May 3, 2010, representatives of Stifel Nicolaus held a conference call with representatives of Lazard. Also present were representatives of Wachtell Lipton, and Akin, Gump, Strauss, Hauer & Feld LLP, legal advisor to Stifel Nicolaus. The representatives of Stifel Nicolaus explained certain of the assumptions underlying its opinion, included as Exhibit (c)(4) to the Schedule TO and summarized herein under Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL, with respect to the fairness to CONSOL, from a financial point of view, of the offer price in connection with the offer and the subsequent merger. When asked by the representatives of Lazard, the representatives of Stifel Nicolaus confirmed that Stifel Nicolaus did not evaluate or consider any participation rights of CNX Gas in the Dominion Transaction in its opinion or financial analysis.

On May 4, 2010, CONSOL responded to the April 30, 2010 request for information on the April 1, 2010 Services Agreement regarding (i) compensation paid and payable to CNX Gas pursuant to the April 1, 2010 Services Agreement and (ii) management’s view on how long it believed such agreement would be in effect. CONSOL responded:

CNX Gas provides services to CONSOL related to the Dominion Transaction pursuant to the April 1, 2010 Services Agreement, including due diligence assistance. The actual amount charged to CONSOL for the three months ended March 31, 2010 was $370,103. If the agreement were to remain in place for all of 2010, the estimated fees for April through December are $3,014,536.95. The total actual and estimated fees for 2010 are $3,384,639.95.

We would expect the April 1, 2010 Services Agreement to remain in place for as long as CNX Gas has public shareholders; however, if the offer for the CNX Gas shares that CONSOL does not already own is not completed in the reasonable future, then CONSOL will likely explore a longer term alternative for the management and development of the CONSOL Gas Company (the name of the company holding the business and assets acquired from Dominion) assets, such as a farm-out agreement or a detailed services contract.

On May 5, 2010, a representative of Skadden Arps contacted a representative of Wachtell Lipton to inform them that, based on its analysis to date, the special committee could not recommend in favor of stockholders tendering their shares into the tender offer at the offer price, but believed it could do so at a price of $41.20 per share. The representative of Skadden Arps stated that the special committee had not yet determined whether they would recommend in favor of stockholders tendering their shares into the offer at any price between the offer price and $41.20 per share.

On May 6, 2010, Mr. Johnson, Mr. King and representatives of Wachtell Lipton held a conference call with representatives of Lazard and Skadden Arps. Mr. Johnson and Mr. King provided additional background regarding the considerations by the CONSOL Board on how to potentially combine the operations of CNX Gas and the business acquired in the Dominion Transaction. Mr. Johnson and Mr. King clarified that the alternatives to farm-out the Dominion Transaction assets to CNX Gas or to enter into a management contract to operate the Dominion Transaction assets were to be considered only in the event the offer was not successful, that no models or projections had been completed by CONSOL regarding such alternatives and

CONSOL management did not have a view whether any such alternatives would affect the financial projections of CNX Gas. The representatives of CONSOL also indicated that CONSOL could operate the business acquired in the Dominion Transaction with the continuing personnel of such business who had joined CONSOL and therefore would not necessarily need to combine the operations of CNX Gas and the Dominion Transaction assets. In addition, Mr. Johnson and Mr. King stated that CONSOL was not obligated to offer a farm-out or operating contract to CNX Gas under CNX Gas’ right of first refusal to participate in any “future gas rights” pursuant to the master safety and cooperation agreement and any such agreement would have been negotiated at arms-length and subject to competitive bids or negotiations with third parties.

On May 10, 2010, Mr. Johnson circulated a proposed action by written consent to the CNX Gas Board delegating to the special committee the authority to engage in discussions and negotiations with CONSOL regarding any aspect of the tender offer, including the tender offer consideration, and ratifying any actions taken by the special committee in that regard prior to its adoption. Each of the members of the CNX Gas Board executed the written consent, and it became effective on May 10, 2010.

On May 10, 2010, following the circulation of the proposed written consent, a representative of Wachtell Lipton contacted a representative of Skadden Arps to discuss the proposed written consent, indicating that although the special committee was being authorized to negotiate with CONSOL’s management, CONSOL’s offer would still not be conditioned upon a favorable recommendation by the special committee. The representative of Wachtell Lipton informed the representative from Skadden Arps that CONSOL management believed $38.25 represented a fair price to the unaffiliated holders of CNX Gas common stock, in part because CONSOL had negotiated the offer price with T. Rowe and CONSOL was not prepared to increase the offer price. The representative of Wachtell Lipton informed the representative of Skadden Arps that CONSOL would consider any information offered by the special committee or its advisors in support of an increase in the offer price.

Later that evening, a representative of Skadden Arps contacted representatives of Wachtell Lipton to determine whether CONSOL would be willing to extend the expiration of the tender offer in order to facilitate negotiations between CONSOL and the special committee regarding the tender offer. After discussion with management of CONSOL, a representative of Wachtell Lipton informed a representative of Skadden Arps that CONSOL management was not willing to commit to an extension of the tender offer but that senior members of CONSOL management were willing to meet with the special committee and its advisors the following day, and prior to the time the special committee would be required to file the Schedule 14D-9.

On May 11, 2010, Mr. Pipski, representatives of Lazard and representatives of Skadden Arps participated in a conference call with Mr. Lyons, Mr. Johnson and Mr. King of CONSOL and representatives of Stifel Nicolaus and Wachtell Lipton to discuss the tender offer and the special committee’s proposed price of $41.20 per share. Representatives of Lazard presented the rationale for the $41.20 proposal and indicated that they were trying to obtain the best value available for the public stockholders of CNX Gas. Following the presentation, members of CONSOL management and representatives of Stifel Nicolaus asked questions and responded to the Lazard presentation. At the conclusion of the call, the representatives of CONSOL agreed to take the information presented at the meeting under advisement.

On May 11, 2010, CNX Gas filed the Schedule 14D-9 disclosing the special committee’s determination not to express an opinion on the offer and to remain neutral with respect to the offer. The Schedule 14D-9 further disclosed that the special committee had received the opinion of Lazard that the offer price is fair from a financial point of view to the stockholders of CNX Gas other than CONSOL and its affiliates.

On May 13, 2010, representatives of Wachtell Lipton informed representatives of Skadden Arps that, after consideration by CONSOL management of the information presented by the special committee on May 11, CONSOL management’s view of the $38.25 price being offered to the unaffiliated holders of CNX Gas common stock had not changed and therefore CONSOL senior management would not recommend an increase in the offer price to the CONSOL Board in response to the special committee’s request.”

(g) The following is added as new language on page 27 of the Offer to Purchase, immediately following the table labeled “CONSOL Management Projections”:

“CONSOL provided strip price data as of April 23, 2010 to CNX Gas. According to such data, CNX Gas had proved reserves of 1,962 Tcfe with a pre-tax present value at a 10% discount of $3.72 billion.”

(5) Item 12 of Schedule TO is hereby amended as follows:

The following are added as new exhibits:

(a)(5)(x)	Motion for Preliminary Injunction, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(25) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xi)	Motion for Expedited Proceedings, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(26) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xii)	Order of the Court of Chancery of the State of Delaware, dated May 7, 2010, granting expedited discovery and setting a hearing on the preliminary injunction motion for May 24, 2010 at 10:00 a.m., in Wilmington, Delaware (incorporated by reference to Exhibit (a)(27) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(6) Item 7 of Schedule 13E-3 is hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—Purpose of and Reasons for the Offer; Plans for CNX Gas After the Offer and the Merger; Consideration of Alternatives” is hereby amended as follows:

(a) the first bullet point on page 15 is hereby replaced with the following language;

“the CONSOL Board’s familiarity with the business, operations, properties, assets, financial condition, business strategy, and prospects of CONSOL and CNX Gas, the nature of the coal and natural gas industries and the energy industry in general, industry trends, safety regulations, the regulatory and legislative environment relevant to the industries in which CONSOL and CNX Gas operate, and global and national economic and market conditions, both on a historical and on a prospective basis, which knowledge in the aggregate led the CONSOL Board to determine that it would be advantageous to stockholders of CONSOL if CONSOL were able to operate CNX Gas as a wholly owned subsidiary rather than a majority owned public company with a number of unaffiliated stockholders, due to the increased operating flexibility that wholly owned subsidiary status would provide;”

(b) the third bullet point on page 15 is hereby replaced with the following language:

“the CONSOL Board’s belief, informed in part by presentations from management and from Stifel Nicolaus, that the offer and merger are more favorable to CONSOL stockholders than the potential value that could be expected to be generated from the alternatives of maintaining CNX Gas’ status as a partially publicly-held independent company and pursuing the current strategic plan or divesting itself of all or a part of its interest in CNX Gas, because the offer and the merger are expected to generate greater financial returns to CONSOL than such other alternatives;”

(c) the following language is added as new language at the end of the fourth bullet point on page 15:

“, which transaction made the acquisition of the shares of CNX Gas common stock not currently owned by CONSOL and the consummation of the merger more attractive to CONSOL than had been the case prior to such transaction;”

(d) the fifth bullet point on page 15 is hereby replaced with the following language:

“the CONSOL Board’s belief, informed in part by presentations from management and Stifel Nicolaus, that re-acquiring the outstanding shares of CNX Gas not owned by CONSOL would lower CONSOL’s risk profile in the face of expected greenhouse gas and other coal-related legislation and carbon controls and would provide a natural strategic hedge with respect to such developments and greater flexibility in the access, allocation and utilization of capital in growing CONSOL’s diversified energy portfolio;”

(e) the following language is added as new language at the end of the ninth full bullet point on page 16:

“, consisting primarily of expenses which will no longer be required if CNX Gas ceases to be a reporting company under the Exchange Act, including approximately $750,000 of audit expenses, approximately $200,000 of legal expenses and approximately $50,000 of compliance expenses”

(f) the first full bullet point on page 17 is hereby replaced with the following language:

“the fact that the Tender Agreement would increase the likelihood that the offer would be successful, and that the minimum condition would be met, which decreased the likelihood that CONSOL would incur transaction costs but fail to consummate the offer and the merger.”

(g) The following language is added as new language at the end of the second full paragraph below the bullet points on page 17 of the Offer to Purchase:

“Alternative means to acquire all of the shares of CNX Gas common stock not owned by CONSOL potentially might have included open market purchases from the existing holders, a negotiated agreement with the board of directors of CNX Gas to enter into a merger, or an exchange offer in which the holders of shares of CNX Gas common stock would be offered shares of CONSOL common stock. Each of these alternatives was expected to ultimately be more expensive to CONSOL than the offer and the merger, or to take longer to accomplish than the offer and the merger, and therefore to be less desirable to CONSOL. In addition, the alternative of maintaining CNX Gas’ status as a public company was considered to be less desirable due to the increased administrative costs associated with maintaining two separate public reporting companies, and the increased difficulty it would create in integrating the business acquired by CONSOL from Dominion Resources.”

(7) Item 7 of Schedule 13E-3 is hereby amended as follows:

The section entitled “Special Factors—Certain Effects of the Offer and the Merger” beginning on page 28 of the Offer to Purchase is hereby amended as follows:

The following language is added as new language following the first full paragraph on page 29 of the Offer to Purchase:

“For unaffiliated shareholders of CNX Gas, the principal advantage of the offer and the merger is that they provide the opportunity for stockholders to obtain immediate liquidity for their shares of CNX Gas common stock on potentially more favorable terms than would otherwise be available due to the trading price of such shares prior to the announcement that CNX Gas was considering undertaking the offer. In addition, the offer provides such stockholders the opportunity to receive the offer price in cash expeditiously, and the merger, which is intended to occur immediately following completion of the offer, will provide stockholders who do not tender the opportunity to receive either the offer price in cash expeditiously or appraisal rights.

If the offer and the merger are consummated and CNX Gas’s registration under the Exchange Act is terminated, CONSOL anticipates that it will realize certain savings due to the elimination of the need for CNX Gas to file reports and otherwise comply with the registration procedures of the Exchange Act (which savings are expected to consist primarily of audit, legal and compliance expenditures which will no longer be required). CONSOL management has previously estimated these savings to be approximately $1 million per year. In addition, CONSOL anticipates that it will realize certain savings and efficiencies due to the ability to integrate the operations of CNX Gas with the business recently acquired from Dominion Resources. CONSOL is currently unable to estimate these savings with any reasonable degree of certainty.

CONSOL believes that it may be negatively impacted by the lack of market visibility into the separate operations of CNX Gas, in the event that the merger is consummated. This lack of visibility may result in CONSOL’s stock price being negatively impacted due to the failure of the market to fully value the varying aspects of CONSOL’s business operations, including those of CNX Gas. CONSOL is currently unable to predict the magnitude of any such effect.

If the offer and the merger are consummated, CNX Gas will cease to exist as a separate public company, and will operate as a wholly owned subsidiary of CONSOL. CONSOL does not currently believe that this will have a material benefit or detriment to CNX Gas itself, because, due to CONSOL’s current ownership of 83.3% of the outstanding shares of CNX Gas’ common stock, CONSOL presently has the ability to direct the management and policies of CNX Gas.

CONSOL presently expects that the officers of CNX Gas will maintain their current positions with CNX Gas following the offer and the merger, and does not expect that such officers will experience a material benefit or detriment as a result of the offer and the merger. CONSOL expects that the board of directors of CNX Gas, as a subsidiary of CONSOL, will consist solely of the management of CONSOL; there will be no outside directors. As a result, the current directors of CNX Gas may be negatively impacted by the loss of their position as directors of a public company, and by the loss of the compensation they may have expected to receive from serving in such role.”

(8) Item 8 of Schedule 13E-3 is hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger” is hereby amended as follows:

(a) The first paragraph of the section on page 17 of the Offer to Purchase is hereby replaced with the following language:

“The rules of the SEC require CONSOL to express its belief as to the fairness of the offer and the merger to CNX Gas’ stockholders who are not affiliated with CNX Gas. CONSOL has concluded that the offer and the merger are both financially and procedurally fair to CNX Gas’ stockholders who are not affiliated with CNX Gas (whether those stockholders tender their shares in the offer or decline to tender and elect instead to remain as stockholders of CNX Gas until the merger is effected), and notwithstanding the fact that we do not expect CNX Gas or the special committee to appoint or retain a representative unaffiliated with CONSOL or CNX Gas to act solely on behalf of unaffiliated stockholders in connection with the offer and the merger. CONSOL based this conclusion on the following material factors:”

(b) The fourth bullet on page 18 of the Offer to Purchase is hereby replaced with the following language:

“The belief that CNX Gas’ common stock was not likely to trade at or above the $38.25 offer price in the near future. The CONSOL Board based this belief on a number of factors, including the directors’ knowledge and understanding of CNX Gas and its industry; the historical trading price of CNX Gas common stock; and management’s projections and business plan;”

(c) The following bullets are added as new language immediately following the third bullet on page 19 of the Offer to Purchase:

•

“CNX Gas and the special committee are not expected to appoint or retain an unaffiliated representative who would act solely on behalf of unaffiliated stockholders with respect to the offer and the merger;

•

No outside party had been engaged by CONSOL to assess the fairness of the offer price to CNX Gas’ unaffiliated stockholders, and the Stifel Nicolaus opinion addressed only the fairness of the offer price to CONSOL; and

(9) Item 9 of Schedule 13E-3 is hereby amended as follows:

(a) The last paragraph on page 22 of the Offer to Purchase is hereby replaced with the following language:

“Stifel Nicolaus reviewed the trading multiples and market statistics of CNX Gas and the following selected publicly traded natural gas companies with businesses like that of CNX Gas that Stifel Nicolaus deemed to be similar to CNX Gas: Southwestern Energy Co., Range Resources Corp., Petrohawk Energy Corp., Ultra Petroleum Corp., Atlas Energy Inc. and Cabot Oil and Gas Corp. These companies are resource focused mid-cap natural gas companies with long life reserves and significant undeveloped assets. EQT Corporation is also a similar company but was excluded due to its various business segments that are difficult to value on a standalone basis.”

(b) The first paragraph under the heading “Special Factors—Summary of Presentation of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL—Selected Exploration and Production M&A Transactions Analysis” on page 23 is hereby replaced in its entirety with the following language:

“Using publicly available information, Stifel Nicolaus reviewed 18 public company mergers and acquisitions in the U.S. exploration and production industry. Stifel included all public to public transactions with deal values greater than over $250 million where financial information was available to Stifel. The precedent transactions considered by Stifel Nicolaus were:”

(10) Item 16 of Schedule 13E-3 is hereby amended as follows:

(a) Exhibit 99(c)(1) is hereby replaced with Exhibit 99(c)(1) attached hereto

(b) Exhibit (99)(c)(3) is hereby replaced with Exhibit 99(c)(3) attached hereto

(c) Exhibit 99(c)(4) is hereby replaced with Exhibit 99(c)(4) attached hereto

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2010

CONSOL ENERGY INC.

By:	/s/ Stephen W. Johnson
Name:	Stephen W. Johnson
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 28, 2010

(a)(1)(ii) *	Letter of Transmittal

(a)(1)(iii) *	Notice of Guaranteed Delivery

(a)(1)(iv) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v) *	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi) *	Summary Advertisement published in The New York Times

(a)(1)(vii)	Press Release, dated March 21, 2010, issued by CONSOL (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CONSOL with the SEC on March 22, 2010)

(a)(1)(viii) *	Press Release, dated April 28, 2010, issued by CONSOL.

(a)(1)(ix) *	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees

(a)(5)(i) *	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010.

(a)(5)(ii) *	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010.

(a)(5)(iii) *	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010.

(a)(5)(iv) *	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010.

(a)(5)(v) *	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants.

(a)(5)(vi) *	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010.

(a)(5)(vii) *	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation.

(a)(5)(viii) *	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski.

(a)(5)(ix) *	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL.

(a)(5)(x) *	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626.

(a)(5)(x)	Motion for Preliminary Injunction, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(25) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xi)	Motion for Expedited Proceedings, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(26) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xii)	Order of the Court of Chancery of the State of Delaware, dated May 7, 2010, granting expedited discovery and setting a hearing on the preliminary injunction motion for May 24, 2010 at 10:00 a.m., in Wilmington, Delaware (incorporated by reference to Exhibit (a)(27) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(b)	None

(c)(i)	Financial analysis presentation materials, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(ii) *	Discussion points, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iii)	Financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iv)	Opinion of Stifel Nicolaus & Company, Incorporated to the board of directors of CONSOL Energy Inc., dated April 23, 2010.

(d)(1)	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

(d)(2)	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated as of May 7, 2010 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by CONSOL with the SEC on May 13, 2010).

(d)(3)	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.69 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(4)	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.70 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(5)	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.71 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(6)	Tax Sharing Agreement, by and among CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(7)	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(8)	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(9)	Amendment No. 1 to the Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on June 2, 2008)

(d)(10)	CONSOL Energy Inc. Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on September 11, 2009)

(d)(11) *	Services Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated April 1, 2010.

(g)	None

(h)	None

*	Previously filed with Schedule TO.